Filed Pursuant to Rule 433

Registration Statement No. 333-236808

MCKESSON CORPORATION

Pricing Term Sheet

$500,000,000 1.300% Notes due 2026

Issuer: Expected Ratings*:	McKesson Corporation Baa2 / BBB+ / BBB+ (all stable) (Moody’s / Fitch / S&P)

Title:	1.300% Notes due 2026

Principal Amount:	$500,000,000

Maturity Date:	August 15, 2026

Interest Payment Dates:	Semi-annually on February 15 and August 15, of each year, commencing February 15, 2022

Interest Rate:	1.300% per year

Benchmark Treasury:	UST 0.625% due July 31, 2026

Benchmark Treasury Price and Yield:	99-05 3⁄4; 0.794%

Spread to Benchmark Treasury:	+60 bps

Yield to Maturity:	1.394%

Price to Public:	99.547% of the principal amount

Net Proceeds to Issuer (before expenses):	$495,985,000

Redemption:	Make-whole and par call

Make-Whole:	Treasury Bond Rate +10 bps

Par Call:	Beginning July 15, 2026 at par

CUSIP:	581557 BR5

ISIN:	US581557BR53

Trade Date:	August 9, 2021

Settlement Date**:	August 12, 2021 (T+3)

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. J.P. Morgan Securities LLC

Co-Managers:

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

UniCredit Capital Markets LLC

U.S. Bancorp Investments, Inc.

ING Financial Markets LLC

MUFG Securities Americas Inc.

NatWest Markets Securities Inc.

Siebert Williams Shank & Co., LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

**

Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the second business day prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

No PRIIPs or UK PRIIPs KID—No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA or the UK.

This pricing term sheet supplements the preliminary prospectus supplement dated August 9, 2021 and prospectus dated March 2, 2020. This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.